UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 1)*

MINRAD INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
60443P103
(CUSIP Number)

Andrew Nicholson Aisling Capital 888 Seventh Avenue, 30th Floor New York, NY 10106 (212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60443P103	Page 2 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,514,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,514,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* PN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,514,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,514,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* PN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 4,514,793[1] SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,514,793[1] SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* OO

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,514,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,514,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,514,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,514,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 7 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,514,793[1] SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,514,793[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,793[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[1]
14	TYPE OF REPORTING PERSON* IN

_________________________

1

Includes 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal of 8% Secured Convertible Notes, due 2011 and 25,000 shares of Common Stock issuable upon the exercise of options that vested on March 13, 2008. See Item 4.

CUSIP No. 60443P103	Page 8 of 12 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Minrad International, Inc. (the “Issuer”). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on April 12, 2007 (the “Initial Statement”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 50 Cobham Drive, Orchard Park, New York 14127. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.
	(a)	No Material Change.
	(b)	No Material Change.
	(c)	No Material Change.
	(d)	No Material Change.
	(e)	No Material Change.
	(f)	No Material Change.
Item 3.		Source and Amount of Funds or Other Consideration.

No Material Change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end:

Purchase Agreement and Secured Convertible Note

On May 5, 2008, Aisling entered into a Purchase Agreement (the “Purchase Agreement”) among the Issuer, Aisling, as a purchaser, and the other purchasers named therein. Under the Purchase Agreement, Aisling agreed to purchase from the Issuer $5 million in aggregate principal amount of the Issuer’s 8% Secured Convertible Notes due May 5, 2011 (the “Notes”) in a private placement. The closing and funding of the purchase of the Notes occurred on May 5, 2008. Interest on the Notes is payable quarterly in cash and the Notes are convertible into Common Stock at any time, at the option of Aisling, at a conversion price of $2.65 per share. Holders of Notes are entitled to receive dividends paid and distributions made to the holders of Common

CUSIP No. 60443P103	Page 9 of 12 Pages

SCHEDULE 13D

Stock to the same extent as if the holder had converted its Note into Common Stock and had held such shares of Common Stock on the record date for such dividends and distributions. In addition, if any amount of principal on the Notes or other amounts due under the Purchase Agreement and the Registration Rights Agreement (as defined below) are not paid when due, the Company will incur a late charge (the "Late Charge") in an amount equal to 15% per annum from the date such amounts were due until such amount is paid in full.

The Issuer is not obligated to issue any shares of Common Stock upon conversion of the Notes in excess of the aggregate number of shares of Common Stock which the Company may issue in accordance with the applicable law and rules and regulations of the American Stock Exchange (the “Exchange Cap”). However, under the Purchase Agreement, the Issuer is required to solicit each stockholder’s affirmative vote providing for the Issuer’s issuance of the Notes and all shares issuable upon conversion of the Notes in accordance with applicable law and rules and regulations of the American Stock Exchange at a special meeting of the Issuer’s stockholders to be held no later than September 1, 2008.

In accordance with the Purchase Agreement, from May 5, 2008 until May 5, 2010, the Issuer may not issue any of its or its subsidiaries’ Common Stock (or any securities which give the holder of such securities the right to acquire Common Stock), (such transaction referred to as a “Subsequent Placement”), unless the Issuer offers to sell or exchange with the purchasers under the Purchase Agreement at least 30% of the offered securities in the Subsequent Placement, allocated among the purchasers under the Purchase Agreement based on (i) such purchaser’s pro rata portion of the aggregate principal amount of Notes purchased hereunder (the “Basic Amount”) and (ii) with respect to each purchaser that elects its Basic Amount, any additional portion of the offered securities attributable to Basic Amounts of other purchasers, should a purchaser subscribe for less than its Basic Amount.

Upon a change of control, the Notes are redeemable at the Company’s option or at the option of each holder, in an amount equal to the greater of (i) 120% of the conversion amount being redeemed (such conversion amount equal to the sum of (a) the portion of principal to be redeemed, (b) accrued and unpaid interest on the principal to be redeemed and (c) applicable accrued and unpaid Late Charges) and (ii) an amount equal to the fair value of the consideration which a holder would have received if (a) it would have converted its Notes to shares of Common Stock prior to the consummation of the change of control and (b) subject to certain exceptions, the Change of Control Redemption Price (as defined in the Note).

The Notes contain a Blocker Provision (the “Blocker”) pursuant to which a holder of a Note does not have the right to convert any portion of the Note into Common Stock to the extent that such conversion would result in beneficial ownership by such holder (together with such holder’s affiliates) of more than 4.99% for some holders or 9.99% for other holders, including Aisling, of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. However, as of May 5, 2008, the Reporting Persons’ beneficial ownership of the Common Stock represents 8.9% of the current outstanding shares, and the Blocker is not applicable to the Reporting Persons at this time.

The foregoing description of the Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement, incorporated herein by reference as Exhibit 2 hereto.

Registration Rights Agreement

In connection with entering into the Purchase Agreement, on May 5, 2008, Aisling entered into a Registration Rights Agreement (the “Registration Rights Agreement”), with the Issuer and each of the other purchasers named therein. Pursuant to the Registration Rights Agreement, the Issuer agreed to use its best efforts to prepare and file with the Securities and Exchange Commission (the “SEC”), as soon as practicable, but in no event later than 45 calendar days after the closing date of the purchase of the

CUSIP No. 60443P103	Page 10 of 12 Pages

SCHEDULE 13D

Notes, a registration statement on Form S-3 covering the Common Stock underlying the Notes. In the event that Form S-3 is unavailable for such a registration or the Issuer is not permitted by the Securities Act of 1933 (the “Securities Act”) or by the SEC to use Form S-3, the Issuer must use Form S-1 to register the Common Stock underlying the Notes. In addition, under the Registration Rights Agreement, the Issuer granted the purchasers (or their transferees) certain piggyback registration rights. To the extent the Issuer fails to satisfy certain requirements under the Registration Rights Agreement, including the requirement to file and maintain an effective registration statement, the Issuer will be required to pay liquidated damages on the occurrence of each Registration Delay (as defined in the Registration Rights Agreement) and on every thirtieth day after, until such Registration Delay is cured, in an amount equal to 0.033% of the purchase price paid by the purchasers under the Purchase Agreement, in a total amount not to exceed 25% of the purchase price of the Notes.

If a registration statement is not available for the Notes and the Issuer fails to meet the current public information requirement under Rule 144 of the Securities Act (a “Public Information Failure”), in accordance with the Purchase Agreement, the Issuer must pay to any holder of the Notes or Common Stock underlying the Notes, who is delayed or reduced in its ability to sell such Common Stock, an amount in cash equal to 2.0% of the aggregate purchase price paid by the purchasers under the Purchase Agreement on the day of a Public Information Failure and on every thirtieth day thereafter until the earlier of (i) the date the Public Information Failure is cured and (ii) such time that such public information is no longer required for the purchaser to consummate a sale of the Notes or Common Stock underlying the Notes pursuant to Rule 144.

The Registration Rights Agreement includes other customary terms relating to the registration rights of the purchasers and obligations of the Issuer, including without limitation, those related to registration expenses, indemnification and other similar provisions.

The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, incorporated herein by reference as Exhibit 4 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 48,768,266 shares of Common Stock outstanding as of March 26, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Annual Report on Form 10-KSB/A filed with the SEC on April 21, 2008. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,514,793 shares of Common Stock, approximately 8.9% of the outstanding shares of Common Stock, consisting of (i) 2,603,000 shares of Common Stock, (ii) 1,886,793 shares of Common Stock issuable upon the conversion of $5 million in principal amount of Notes and (iii) 25,000 shares issuable upon conversion of options.

CUSIP No. 60443P103	Page 11 of 12 Pages

SCHEDULE 13D

(b)          (i)           Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 4,514,793 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 4,514,793 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)          The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling to the extent Aisling GP, Aisling’s general partner, elects to make such distributions.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement dated as of April 10, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (previously filed)
Exhibit 2:

Purchase Agreement, dated May 5, 2008, by and among the Issuer, Aisling Capital II, LP, as purchaser, and the other purchasers named therein (incorporated by reference herein to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 6, 2008).

Exhibit 3:

Form of 8% Secured Convertible Note Due May 5, 2011 (incorporated by reference herein to Exhibit A of the Purchase Agreement to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 6, 2008).

Exhibit 4:

Registration Rights Agreement, dated May 5, 2008, by and among the Issuer, Aisling Capital II, LP, as purchaser, and the other purchasers named therein (incorporated by reference herein to Exhibit B of the Purchase Agreement to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 6, 2008).

CUSIP No. 60443P103	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 6, 2008
AISLING CAPITAL II, LP
		By:	Aisling Capital Partners, LP General Partner
		By:	Aisling Capital Partners, LLC Managing Member
		By:	/s/ Dennis Purcell
			Name: Title:	Dennis Purcell Managing Member and Senior Managing Director
AISLING CAPITAL PARTNERS, LP
		By:	/s/ Dennis Purcell
			Name: Title:	Dennis Purcell Managing Member and Senior Managing Director
AISLING CAPITAL PARTNERS LLC
		By:	/s/ Dennis Purcell
			Name: Title:	Dennis Purcell Managing Member and Senior Managing Director
/s/ Steve Elms
Steve Elms
/s/ Dennis Purcell
Dennis Purcell
/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).